EXHIBIT 21.1

LIST OF SUBSIDIARIES

	Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership
China BAK Asia Holdings Limited	Hong Kong	100%
Dalian CBAK Trading Co., Ltd.	PRC	100%
Dalian CBAK Power Battery Co., Ltd.	PRC	100%
Dalian CBAK Energy Technology Co., Ltd.	PRC	100%
CBAK New Energy (Suzhou) Co., Ltd.	PRC	90%